Exhibit 99.1

News Release
B2Gold Reports 2015 Fourth Quarter and Full-Year Results;
Achieves Record 2015 Gold Production and Beats 2015 Cost Guidance, Resulting in Record Operating Cash Flows;
Announces Financing Arrangements to Fully Fund the Fekola Mine Construction on March 15, 2016

Vancouver, March 16, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") reports its operational and financial results for the fourth quarter and year-end December 31, 2015. The Company previously released its gold production and revenue for the fourth quarter of 2015 (see news release dated 01/14/16). All dollar figures are in United States dollars unless otherwise indicated.

2015 Fourth Quarter Highlights

•	Record quarterly consolidated gold production of 131,469 ounces, 18% greater than in the same period in 2014
•	Gold revenue of $139 million on record sales of 127,482 ounces at an average price of $1,090 per ounce
•	Consolidated cash operating costs of $527 per ounce, $119 per ounce (18%) lower compared with the fourth quarter of 2014
•	All-in sustaining costs of $807 per ounce, $139 per ounce (15%) lower than in the same period last year
•	Cash flow from operating activities of $48.5 million ($0.05 per share), an increase of $7.4 million (18%) compared with the fourth quarter of 2014
•	Subsequent to December 31, 2015, the Company received approvals for gold prepaid sales financing arrangements of up to $120 million and signed a commitment letter for a Euro equivalent $80.9 million Fekola Mining Equipment Loan Facility to fully fund the Fekola Mine Construction (based on current assumptions)
•	2016 outlook provides for forecast annual consolidated gold production of between 510,000 to 550,000 ounces, forecast cash operating costs of between $560 to $595 per ounce and forecast all-in sustaining costs of between $895 and $925 per ounce

2015 Full-Year Highlights

•	Record annual consolidated gold production for the seventh straight year of 493,265 ounces (including 18,815 ounces of pre-commercial production from Otjikoto) in 2015, an increase of 26% over 2014
•	Record annual consolidated gold revenue of $553.7 million (or consolidated gold revenue of $576.8 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record annual gold sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Consolidated cash operating costs of $616 per ounce, below the lower-end of the Company's 2015 guidance (of $630 to $660 per ounce), and $64 per ounce (9%) lower than in 2014
•	All-in sustaining costs of $947 per ounce, below the lower-end of the Company's 2015 guidance (of $950 to $1,025 per ounce), and $154 per ounce (14%) lower than in 2014

•	Record cash flow from operating activities of $175.4 million ($0.19 per share), an increase of $58.2 million (50%) compared with 2014
•	Successful transition from construction to commercial production at the new Otjikoto Mine
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year completed on time and budget in September
•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized feasibility study for the Fekola Project in Mali announced on June 11, 2015
•	Early works construction activities at Fekola Project commenced in February 2015; mine construction commenced in the fourth quarter of 2015 and remains on budget and schedule

2015 Fourth Quarter and Full-Year Operational Results

B2Gold achieved another record year of consolidated gold production in 2015 (for the seventh straight year) producing 493,265 ounces of gold (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 26% compared to 2014, but slightly below (1%) the lower-end of the Company's 2015 production guidance range. The significant increase in annual gold production over 2014 was attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine in Namibia. On February 28, 2015, the Otjikoto Mine achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. Consolidated gold production was slightly below (1%) the Company's 2015 full-year guidance range as production from La Libertad Mine continued to be affected by permitting/resettlement delays at its new higher grade Jabali Antenna Pit. In addition, Limon's gold production was also impacted by an illegal blockade from September 28, 2015 to October 18, 2015 and by several operational issues encountered upon resumption of operations later in the fourth quarter of 2015. In the fourth quarter of 2015, consolidated gold production was also another quarterly record of 131,469 ounces, representing an increase of 18% over the same period last year.

For the full-year 2015, the Company's per ounce consolidated cash operating costs and all-in sustaining costs were both below the lower-end of the Company's 2015 guidance range and also significantly lower than in the prior-year. Consolidated cash operating costs were $616 per ounce in 2015, below guidance (of $630 to $660 per ounce) and $64 per ounce (9%) lower than in 2014. All-in sustaining costs were $947 per ounce in 2015, below guidance (of $950 to $1,025 per ounce) and $154 per ounce (14%) lower than in 2014. The favourable variances against both budgeted and prior-year costs reflect the inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibian dollar/US dollar exchange rate, lower fuel and energy costs across all operations and continued efforts to enhance productivity and cost efficiencies. In the fourth quarter of 2015, consolidated cash operating costs and all-in sustaining costs were $527 per ounce and $807 per ounce, respectively, a decrease of $119 per ounce (18%) and $139 per ounce (15%), respectively, compared to the same period last year.

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 and 550,000 ounces, compared to 493,265 ounces produced in 2015. The expected higher production relates mainly to increased throughput at the Otjikoto Mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year (53%).

Consolidated cash operating costs are projected to further decrease in 2016 and be in the range of $560 to $595 per ounce. The favourable reduction reflects the positive impact of greater production from the low-cost Otjikoto Mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company's consolidated all-in sustaining costs are also expected to be lower and be in the range of $895 and $925 per ounce. Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs are expected to be higher in the first half of 2016 than in the second-half.

2015 Fourth Quarter and Full-Year Financial Results

For the full-year 2015, consolidated gold revenue was a record $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce compared to $486.6 million on sales of 386,219 ounces at an average price of $1,260 per ounce in the prior-year. The 14% increase in annual gold revenue was mainly attributable to a 25% increase in gold sales volume, partially offset by a 9% decline in the average realized gold price. In the fourth quarter of 2015, consolidated gold revenue was $139 million on record sales of 127,482 ounces at an average price of $1,090 per ounce compared to $122.4 million on sales of 102,612 ounces at an average price of $1,193 per ounce in the fourth quarter of 2014.

Cash flow from operating activities was a record $175.4 million ($0.19 per share) for the year, an increase of $58.2 million (50%) over 2014, despite lower realized gold prices. The increase was mainly attributable to higher gold sales following the commencement of commercial production at the Otjikoto Mine, positive working capital changes of $10.5 million and a reduction in VAT costs of $6.4 million. In the fourth quarter of 2015, cash flow from operating activities increased to $48.5 million ($0.05 per share) compared with $41.1 million ($0.04 per share) in the fourth quarter of 2014.

For the full-year 2015, adjusted net income was $13.3 million ($0.01 per share) compared with $6.7 million ($0.01 per share) in 2014. In the fourth quarter of 2015, adjusted net income was $1.6 million ($0.00 per share) compared to an adjusted net loss of $8.4 million (negative $0.01 per share) in the prior-year quarter.

For the full-year 2015, reported net loss was $145.1 million (negative $0.16 per share) compared with a loss of $666.4 million (negative $0.90 per share) in 2014. In the fourth quarter of 2015, reported net loss was $115.1 million (negative $0.13 per share) compared with a loss of $356.8 million (negative $0.39 per share) in the fourth quarter of 2014. During the fourth quarter of 2015, the Company revised its long-term gold price assumption from $1,300 per ounce to $1,250 per ounce resulting in the Company recording non-cash net impairment charges totaling $86.7 million (pre-tax $108 million less $21.3 million of deferred income tax recoveries). The non-cash pre-tax impairment charges consisted mainly of a La Libertad Mine long-lived assets impairment charge of $48.9 million, an El Limon Mine long-lived assets impairment charge of $22.9 million and an investment in the Gramalote joint venture impairment charge of $36.2 million. In addition, during the year ended December 31, 2015, the Company wrote-off a total of $16.1 million of mineral property costs, of which $8 million was written off in the fourth quarter of 2015 that related to its Masbate undeveloped mineral interests based on drilling and exploration results.

Liquidity and Capital Resources

At December 31, 2015, the Company remained in a strong financial position with cash and cash equivalents of $85.1 million and working capital of $104.7 million.

For the three and twelve months ended December 31, 2015, resource property expenditures totaled $91.2 million and $285.8 million, respectively, with the most significant components being the Fekola Project with expenditures of $52.1 million and $129.3 million, respectively, the Masbate Mine with capital expenditures of $9.8 million and $37.7 million, respectively, and the Otjikoto Mine with net capital expenditures of $7 million and $34.8 million, respectively.

On May 20, 2015, as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the "New RCF") for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. On June 11, 2015, the Company drew down $150 million under the New RCF. The amount drawn was used to repay the cumulative amount drawn under the Company's previous revolving credit facility. During the second half of 2015, the Company drew down an additional $75 million under the New RCF leaving an undrawn balance of $125 million at December 31, 2015.

Subsequent to December 31, 2015, on March 14, 2016, the Company received approvals for Gold Prepaid Sales Financing Arrangements of up to $120 million from its New RCF Bank Syndicate, which was led by HSBC Bank USA, N.A. and included the Bank of Nova Scotia, Société Générale and ING Bank N.V. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment ("Prepaid Amount"). Initial Prepaid Sales contracts have been entered into for the delivery of approximately 43,100 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $100 million. The ounces to be delivered represent approximately 7% and 5% of forecast consolidated gold production in 2017 and 2018 respectively. Proceeds from the Prepaid Sales will be used for the construction of the Company's Fekola Project in Mali. The Company expects to enter into additional Prepaid Sales Arrangements totaling $20 million. The Company believes that with the receipt of cumulative cash Prepaid Sales funds of $120 million, closing of the $80.9 million Fekola Equipment Facility discussed below, and based on current assumptions, that the construction of the Fekola Project is fully funded and remains on schedule to commence gold production in late 2017. In addition to this funding, the Company also intends to fill the accordion feature of the New RCF later in 2016, to provide additional liquidity resources.

Subsequent to December 31, 2015, on March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount is to be made available to the Company's majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali. Completion and funding under the facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

Subsequent to December 31, 2015, the Otjikoto Equipment Loan Facility, entered into on December 4, 2013 between B2Gold Namibia Minerals (Proprietary) Limited ("B2Gold Namibia"), a subsidiary of The Company, and Caterpillar Financial SARL as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender, was increased by $4.5 million to $45.4 million. This will allow B2Gold Namibia to finance or refinance 2016 mining fleet and equipment at the Company's Otjikoto Mine in Namibia. Completion and funding under the facility are subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence.

Operations

Otjikoto Mine – Namibia

The new Otjikoto Mine in Namibia had an exceptional year in 2015, quickly ramping up to commercial production, meeting its 2015 production guidance and beating its cost guidance, and successfully completing its mill expansion project on time and budget (expanding the mill from 2.5 million tonnes per year to 3.0 million tonnes per year). For the full-year 2015, the Otjikoto Mine produced 145,723 ounces of gold (including 18,815 ounces of pre-commercial production), in the mid-range of its 2015 production guidance (of 140,000 to 150,000 ounces), and produced 39,374 ounces of gold in the fourth quarter of 2015.

In 2015 (after commencing commercial production), Otjikoto's cash operating costs were $425 per ounce, well below (17%) the Company's 2015 guidance (of $500 to $525 per ounce). The lower realized per ounce cash costs was due mainly to favourable exchange rates and fuel cost impacts as well as an effective commissioning of the mine during the year. In the fourth quarter of 2015, Otjikoto's cash operating costs were $385 per ounce, $21 per ounce below budget.

Net capital expenditures totaled $34.8 million for the year, consisting of mill expansion costs of $10.8 million, a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs, and mine development costs of $31.1 million (including cash payments of $14.4 million for capital costs which were incurred and accrued in 2014). In the fourth quarter of 2015, capital expenditures totaled $7 million which included $3.6 million for deferred stripping.

Subsequent to December 31, 2015, the Company prepared a preliminary new Otjikoto Life of Mine plan that incorporated a revised geological and grade model for the Otjikoto Deposit as well as preliminary modelling and scheduling of the Wolfshag zone into the overall Otjikoto Life of Mine plan. The preliminary Life of Mine plan indicates that over the four years 2016-2019, gold production is expected to average 170,000 ounces per year. Production for the years 2020 and beyond will vary depending on the conversion of Wolfshag underground and open pit resources to reserves and bringing a potential underground mine into production on schedule. An updated new Life of Mine Plan incorporating new geotechnical, hydrogeological, and other studies and designs has now been delayed to the end of 2016 in order to assess options for a larger Wolfshag open pit and related underground mining. Open pit mining from Wolfshag is scheduled to begin in the fourth quarter of 2016.

The Otjikoto Mine is forecast to produce between 160,000 and 170,000 ounces of gold in 2016 at a cash operating cost of approximately $400 to $440 per ounce.

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines also performed well in 2015. For the full-year 2015, the Masbate Mine produced 175,803 ounces of gold in the mid-range of its 2015 production guidance (of 170,000 to 180,000 ounces). Gold production for the year was approximately 6% lower than in the previous year, due mainly to lower grades. In the second-half of 2014, production at Masbate benefited from mining of a high grade area within the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit. In the fourth quarter of 2015, gold production at Masbate was 47,958 ounces (Q4 2014 – 62,972 ounces).

For the full-year 2015, Masbate's cash operating costs were $657 per ounce, significantly below (13%) the lower end of the Company's 2015 guidance range (of $740 to $775 per ounce), and also $67 per ounce lower compared to the prior-year. Lower operating costs were achieved by savings in fuel and energy costs, lower explosive costs, production fleet productivity improvements, and reduced process costs related to power and liner consumption. In the fourth quarter of 2015, Masbate's cash operating costs were $512 per ounce, 10% lower than budget and $95 per ounce lower than in the same period last year.

Capital expenditures totaled $37.7 million in 2015, consisting mainly of the plant upgrade project ($8.6 million), mine equipment ($8.1 million), pre-stripping ($6.7 million), mine infrastructure projects such as accessing, dump and stockpile development ($3.1 million), land purchases ($3.6 million), process plant initiatives ($2.5 million) and tailings pond upgrades ($2.1 million). In the fourth quarter of 2015, capital expenditures totaled $9.8 million, mainly for the plant upgrade project ($4.7 million), mine equipment ($1.8 million), pre-stripping ($1.2 million) and land purchases ($1.1 million).

For 2016, the Masbate Mine is projected to produce between 175,000 and 185,000 ounces of gold at a cash operating cost of approximately $620 and $660 per ounce.

La Libertad Gold Mine - Nicaragua

For the full-year 2015, La Libertad Mine in Nicaragua produced 119,475 ounces of gold, approximately 15% below its (original) 2015 production guidance range (of 135,000 to 145,000 ounces), but in-line with the re-guided range of 120,000 to 125,000 ounces provided at the end of the third quarter. In the second-half of 2015, gold production continued to be affected by permitting/resettlement delays at the new higher grade Jabali Antenna Pit. As a result, average head grades for the year were lower than anticipated (1.71 g/t compared to budget of 2.06 g/t). The Jabali Antenna Pit is now scheduled to enter the production stream in the second quarter of 2016, upon completion of permitting and resettlement activities. Annual gold production for 2015 was lower (20%) compared to 149,763 ounces produced in 2014, as the prior-year had benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. The mill continued to operate well in 2015, processing 2.3 million tonnes (2014 – 2.2 million tonnes) with gold recoveries averaging 94% (2014 – 94%). In the fourth quarter of 2015, La Libertad produced 35,234 ounces of gold (Q4 2014 – 36,862 ounces).

La Libertad's cash operating costs were $716 per ounce (2014 - $572 per ounce) in 2015, 13% above the high end of the Company's 2015 guidance range (of $605 to $635 per ounce), as a result of the lower production discussed above. In the fourth quarter of 2015, La Libertad's cash operating costs were $601 per ounce (Q4 2014 - $634 per ounce), $94 per ounce above budget.

Capital expenditures totaled $20.5 million for the year, consisting mainly of tailings storage facility design and construction ($6.5 million), pre-stripping ($3.4 million), resettlement work ($2.3 million), and Mojon underground development work ($1.5 million). In the fourth quarter of 2015, capital expenditures totaled $6.6 million which consisted mainly of pre-stripping ($1.5 million), Mojon underground development work ($1.5 million), and resettlement work ($0.9 million).

For 2016, La Libertad Mine is expected to produce approximately 125,000 to 135,000 ounces of gold at a cash operating cost of approximately $650 to $680 per ounce.

El Limon Gold Mine - Nicaragua

For the full-year 2015, El Limon Mine in Nicaragua produced 52,264 ounces of gold, slightly below its 2015 production guidance range (of 55,000 to 65,000 ounces). Gold production for the year was approximately 9% higher compared to 2014, as gold production in the prior-year had been negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. In the fourth quarter of 2015, El Limon produced 8,903 ounces of gold (Q4 2014 – 11,970 ounces), significantly below budget (of 17,572 ounces), due to the following three issues. The first issue was an illegal blockade that impeded production from September 28, 2015 to October 18, 2015. The second issue arose, upon resumption of operations, when difficulties were encountered in achieving planned plant throughput of 62 tonnes per hour. Design throughput was re-established in mid-November after review and modification of a number of physical and operational parameters related to ore sizing and grinding operation, including the SAG mill liners. The third issue occurred in December as the mine switched to a planned deep well dewatering system. The well refresh rate was found to be lower than expected, affecting the rate at which underground operations were able to lower the water elevation and access deeper, higher grade stopes. This issue is presently in process of being resolved with the addition of more localized drain holes to provide additional capacity to collect water.

El Limon's cash operating costs were $713 per ounce for the year (2014 - $844 per ounce), approximately in-line with the Company's 2015 guidance range (of $680 to $710 per ounce). In the fourth quarter of 2015, El Limon's cash operating costs were $958 per ounce (Q4 2014 - $886 per ounce), significantly above budget as a result of the lower production discussed above.

Capital expenditures totaled $18.8 million in 2015, consisting mainly of a tailings dam expansion ($6.3 million), underground deferred development ($4.6 million), underground equipment ($4.7 million) and process plant equipment and improvements ($2.3 million). In the fourth quarter of 2015, capital expenditures totaled $2.1 million which consisted mainly of underground deferred development ($0.6 million), underground equipment ($0.5 million), process plant equipment and SAG mill improvements ($0.5 million), and a tailings dam expansion ($0.2 million).

For 2016, forecast gold production from El Limon Mine is 50,000 to 60,000 ounces at a cash operating cost of approximately $610 to $650 per ounce.

Fekola Development Project - Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years is approximately 350,000 ounces per year at an average cash operating cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average cash operating cost of $552 per ounce. The total pre-production capital costs were estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

In the fourth quarter of 2015, early works were completed and activities ramped up in preparation for full construction. Significant activities included:

•	Formal ground-breaking ceremonies for the Fekola Project with local and national leaders;
•	Clearing and topsoil removal at the tailings basin;
•	Blasting at the tailings basin to generate rip-rap and embankment material;
•	Camp construction including earthwork, concrete foundations, and erection of living quarters as well as power, water, and other support facilities;
•	Construction of workshops, laydown areas, office facilities, and fencing for the construction site; and
•	Civil works including earthworks and steel piling installation in the mill and leach tank areas.

In addition to the on-site progress the B2Gold project team continued to work on final design, procurement, and planning. Numerous major mill packages have been issued for purchase including grinding mills, crushers, tanks, and motors. Detailed design for the Fekola plant and infrastructure construction is being completed by Lycopodium Engineering (Australia). This is the same engineering group that was used to design the Otjikoto Project and many of the same Lycopodium project engineers are involved in the design phase. Additionally, many of the same vendors that have provided equipment to the Otjikoto Project have been successful in their bids on equipment packages for the Fekola infrastructure and plant. In addition, the mill is under construction by the same core team that recently completed Otjikoto with many of the key team members working with B2Gold since the Company's inception.

For full-year 2015, Fekola's capital expenditures totaled $129.3 million ($37.9 million for early earthworks and $91.4 million for mine development), including $14 million for supplier deposits made earlier than originally forecasted. In December 2015, the Company took advantage of purchasing opportunities in the market place to make certain strategic long-lead item orders to secure the project schedule at favorable pricing terms. As a result, the timing of certain supplier deposits was accelerated to December 2015 instead of the first quarter of 2016. These deposits are therefore not expected to affect the overall forecast for the Fekola Project pre-production capital costs of $395 million.

The 2016 construction and  development budget for the Fekola Project totals approximately $233 million. In 2016, the Company will continue to develop the project with work in all major areas. Excavation and compaction of the mill area will be supported by an on-site geotechnical laboratory and concrete will be provided by an on-site batch plant. Concrete work will commence in the first quarter of 2016 and structural steel and tank erection is expected to begin in the second quarter of 2016. Major earthworks to be undertaken in 2016 include the tailings storage facility and the surface water dam. Based on current assumptions the Fekola Project remains on schedule to commence production in late 2017.

B2Gold Appoints Mr. George Johnson to the Board of Directors

The Company is pleased to announce the appointment of Mr. George Johnson to the Board of Directors. Mr.  Johnson  served  as  B2Gold's  Senior  Vice  President  of  Operations from August  2009 until April 2015 when he retired. Mr. Johnson was responsible for overseeing all of the operational activities of B2Gold. Mr. Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. Mr. Johnson joined Bema Gold Corporation in 1999 after 16 years with Hecla Mining Company. Following the merger of Bema Gold Corporation and Kinross Gold Corporation, he managed the construction and completion of the Kupol mine in Northeastern Russia. Mr. Johnson has a Bachelor of Science degree in mining engineering from the University of Washington.

Outlook

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 to 550,000 ounces, compared to 493,265 ounces produced in 2015. The expected higher production relates mainly to increased throughput at the Otjikoto Mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year (53%), due to a number of factors. Consolidated cash operating costs per gold ounce are projected to further decrease in 2016 and be in the range of $560 to $595. The favourable reduction reflects the positive impact of greater production from the low-cost Otjikoto Mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company's consolidated all-in sustaining costs per gold ounce are also expected to be lower and be in the range of $895 and $925. Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second-half.

In March 2016, the Company put in place additional financing measures which it expects will provide sufficient liquidity and resources to ensure that based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be the fourth quarter of 2017).

The Prepaid Sales are a flexible way of generating additional funding today from the Company's existing operations. Execution of the Prepaid Sales with the Company's New RCF Bank Syndicate further reinforces the support the Company has received from and the working relationship the Company has developed with its core lending group.

In addition, signing of a new $80.9 million equipment financing facility with Caterpillar underscores the continued support of another of the Company's long term business partners and secures the funding of the Fekola Project Mining Fleet and other equipment.

The recent upturn in the gold price has provided optimism for many gold companies. However, no mining company can afford to be complacent. The Company's 2016 budget reflects cost control initiatives, the scale-back of non-core development activity and reductions in capital expenditures, exploration and G&A costs. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. In addition, the Company expects to continue exploration programs focused primarily on brownfields exploration on the Company's existing projects.

The Company's ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company's production profile, clearly demonstrates that, in the Company's view, its construction and growth strategy is effective and successful. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company's Otjikoto Mine was a key contributor towards the Company's overall production growth profile in 2015, and is projected to be the Company's lowest cost producing mine in 2016. Adding what we expect to be another low-cost producing mine to the Company's production profile, the Fekola Project, which is currently in construction and scheduled to commence production in late 2017, is expected to enable the Company to further increase its production base and reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

Based on current assumptions, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, increasing to between 800,000 to 850,000 ounces in 2018.

Fourth Quarter and Year-End 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its fourth quarter and year-end 2015 results before the North American markets open on March 17, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday March 17, 2016 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174647. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 1816855).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean Katie Bromley
Vice President, Investor Relations                         Manager, Investor Relations & Public Relations
604-681-8371 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.
This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures, future demand for and prices of commodities and currencies; statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company's properties, including the construction of, and the potential development and potential production from, the Fekola Project; the Fekola Project being fully funded; the Fekola Project being on schedule to commence gold production in late 2017; the completion, terms, receipt and use of funds and effect of the Prepaid Sales Financing Arrangements, the Equipment Loan Facility and the increased Otjikoto equipment loan facility; the number of ounces to be delivered under the Prepaid Sales arrangements representing approximately 7% and 5% of forecast consolidated gold production in 2017 and 2018; the entering into of additional Prepaid Sales arrangements; satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the Prepaid Sales Financing Arrangements, the Equipment Loan Facility and the Otjikoto equipment facility; projections regarding future production and production costs, including the Otjikoto Mine being the Company's lowest cost producer in 2016; the Fekola Project increasing the Company's production base and decreasing consolidated operating and sustaining costs; completion of a mining study for the Otjikoto Mine incorporating the Wolfshag zone; the projections included in existing technical reports, economic assessments, feasibility studies, and geological models and the completion of new studies including an updated life of mine plan for the Otjikoto Mine, the potential for expansion of mineral resources and reserves or conversion of mineral resources and mineral reserves from one category to another, including at the Masbate Mine and at the Wolfshag zone near Otjikoto; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto Mine and development of the adjacent Wolfshag zone; the upgrade of the Masbate plant, and potential expansion options for the Masbate Mine; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit and increased production at La Libertad mine; projected capital investments and exploration; and the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the ability of B2Gold to complete and obtain full funding under the New RCF, the Prepaid Sales Financing Arrangements, the Equipment Loan Facility and the Otjikoto equipment facility; the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves." Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute "reserves." Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  For the above reasons, information contained in this news release that describes the Company's mineral resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs per gold ounce", "all-in sustaining costs per gold ounce", "adjusted net income" and "adjusted net loss". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2015	For the three months ended Dec. 31, 2014	For the twelve months ended Dec. 31, 2015	For the twelve months ended Dec. 31, 2014

Gold revenue	$139,008	$122,422	$553,656	$486,624

Cost of sales

Production costs	(70,148)	(69,194)	(299,317)	(263,739)
Depreciation and depletion	(40,742)	(29,846)	(144,294)	(112,556)
Royalties and production taxes	(6,913)	(4,504)	(23,016)	(16,461)

Total cost of sales	(117,803)	(103,544)	(466,627)	(392,756)

Gross profit	21,205	18,878	87,029	93,868

General and administrative	(7,562)	(9,957)	(36,392)	(37,977)
Share-based payments	(3,002)	(2,665)	(15,215)	(16,105)
Provision for non-recoverable input taxes	(77)	(13,503)	(660)	(16,264)
Foreign exchange gains (losses)	1,202	(3,533)	(3,169)	(3,983)
Impairment of goodwill and other long-lived assets	(107,984)	(435,981)	(107,984)	(734,378)
Write-off of mineral property interests	(7,978)	(21,101)	(16,095)	(21,465)
Other	(1,872)	(5,300)	(4,479)	4,994

Operating loss	(106,068)	(473,162)	(96,965)	(741,298)

Unrealized gain on fair value of convertible notes	1,061	20,970	6,903	9,797
Gain on sale of Bellavista property	-	-	2,192	-
Community relations	(1,713)	(1,733)	(4,687)	(7,529)
Interest and financing expense	(3,075)	(1,277)	(16,104)	(5,695)
Realized losses on derivative instruments	(1,928)	(594)	(5,367)	(1,867)
Unrealized losses on derivative instruments	(8,477)	(1,992)	(23,487)	(50)
Write-down of long-term investments	(1,537)	(4,187)	(6,752)	(7,194)
Other	296	954	823	2,386

Loss before taxes	(121,441)	(461,021)	(143,444)	(751,450)

Current income tax, withholding and other taxes	(4,836)	(5,305)	(9,171)	(24,251)
Deferred income tax recovery	11,192	109,576	7,502	109,316

Net loss for the period	$(115,085)	$(356,750)	$(145,113)	$(666,385)

Attributable to:
Shareholders of the Company	$(119,941)	$(355,625)	$(149,946)	$(665,273)
Non-controlling interests	4,856	(1,125)	4,833	(1,112)

Net loss for the period	$(115,085)	$(356,750)	$(145,113)	$(666,385)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.13)	$(0.39)	$(0.16)	$(0.90)
Diluted	$(0.13)	$(0.39)	$(0.16)	$(0.90)

Weighted average number of common shares outstanding (in thousands)
Basic	924,241	914,931	922,114	741,097
Diluted	924,241	914,931	922,114	741,097

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2015	For the three months ended Dec. 31, 2014	For the twelve months ended Dec. 31, 2015	For the twelve months ended Dec. 31, 2014

Operating activities
Net loss for the period	$(115,085)	$(356,750)	$(145,113)	$(666,385)
Mine restoration provisions settled	72	(767)	(414)	(1,721)
Non-cash charges	161,860	382,603	313,100	794,367
Changes in non-cash working capital	3,383	16,827	14,252	3,773
Changes in long-term value added tax receivables	(1,717)	(823)	(6,423)	(12,794)

Cash provided by operating activities	48,513	41,090	175,402	117,240

Financing activities
Drawdowns on old revolving credit facility, net of transaction costs	-	(50)	25,000	73,717
Drawdown on new revolving credit facility, net of transaction costs	49,926	-	218,661	-
Repayment of old revolving credit facility	-	-	(150,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	-	3,883	19,689
Repayment of Otjikoto equipment loan facility	(1,716)	(1,522)	(6,865)	(5,449)
Payment of finance lease obligations	-	-	-	(16,017)
Repayment of Nicaraguan equipment loans	(394)	(217)	(1,531)	(868)
Common shares issued for cash	24	57	563	2,820
Interest and commitment fees paid	(5,920)	(1,436)	(14,584)	(13,896)
Restricted cash movement	(389)	(700)	263	(3,725)

Cash provided by financing activities	41,531	(3,868)	75,390	56,271

Investing activities
Expenditures on mining interests:
Otjikoto, development and pre-production costs net of sales proceeds	(6,963)	(33,201)	(34,780)	(173,180)
Masbate Mine, development and sustaining capital	(9,755)	(7,390)	(37,691)	(39,889)
Libertad Mine, development and sustaining capital	(6,636)	(4,442)	(20,503)	(28,363)
Limon Mine, development and sustaining capital	(2,075)	(2,219)	(18,846)	(15,539)
Fekola Project, development	(52,074)	-	(91,439)	-
Fekola Project, pre-construction	-	-	(37,926)	-
Gramalote, prefeasibility and exploration	(2,219)	(2,972)	(10,638)	(14,015)
Other exploration and development	(11,473)	(15,880)	(33,997)	(40,670)
Purchase of non-controlling interest	-	-	(6,138)	-
Acquisition of rights	-	-	(4,000)	-
Sale of EVI preference shares	-	-	-	5,487
Cash acquired on Papillon acquisition	-	-	-	32,189
Papillon acquisition costs paid	-	(14,890)	-	(14,890)
Other	(176)	(184)	1,041	(1,273)

Cash used by investing activities	(91,371)	(81,178)	(294,917)	(290,143)

Decrease in cash and cash equivalents	(1,327)	(43,956)	(44,125)	(116,632)

Effect of exchange rate changes on cash and cash equivalents	(315)	(2,526)	(3,296)	(3,540)

Cash and cash equivalents, beginning of period	86,785	179,046	132,564	252,736

Cash and cash equivalents, end of period	$85,143	$132,564	$85,143	$132,564

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
	As at December 31, 2015	As at December 31, 2014
Assets
Current
Cash and cash equivalents	$85,143	$132,564
Accounts receivable and prepaids	11,532	14,446
Value-added and other tax receivables	20,597	16,671
Inventories	86,324	95,991

	203,596	259,672

Assets classified as held for sale	-	2,787

Long-term investments	10,163	18,408

Value-added tax receivables	24,804	25,405

Mining interests
- Owned by subsidiaries	1,723,366	1,722,807
- Investments in joint ventures	42,394	67,926

Other assets	20,059	21,593

	$2,024,382	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$58,744	$53,055
Current taxes payable	10,686	16,610
Current portion of long-term debt	11,726	10,456
Current portion of derivative instruments at fair value	10,618	2,406
Current portion of mine restoration provisions	483	1,062
Other	6,663	1,130

	98,920	84,719

Liabilities associated with assets held for sale	-	4,009

Derivative instruments at fair value	18,968	694

Long-term debt	451,466	368,832

Mine restoration provisions	63,539	51,957

Deferred income taxes	68,939	77,579

Employee benefits obligation	6,814	5,468

Other long-term liabilities	3,197	-

	711,843	593,258

Equity
Shareholders' equity

Share capital

Issued: 927,073,436 common shares (Dec 31, 2014 – 917,652,046)	2,036,778	2,018,468

Contributed surplus	70,051	59,789

Accumulated other comprehensive loss	(96,254)	(71,553)

Deficit	(706,891)	(536,617)

	1,303,684	1,470,087

Non-controlling interests	8,855	55,253

	1,312,539	1,525,340

	$2,024,382	$2,118,598